Brian F. Faulkner

A PROFESSIONAL LAW CORPORATION

27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675

T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125

E: BRIFFAULK@AOL.COM

VIA EDGAR AND E-MAIL

August 1, 2013

Jim B. Rosenberg, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Andain, Inc.

Item 4.01 Form 8-K dated January 28, 2013

Filed March 21, 2013 and amended July 1, 2013

File No. 000-51216

Dear Mr. Rosenberg:

I am counsel to Andain, Inc., a Nevada corporation (“Company”). I am in receipt of your comment letter, addressed to Sam Shlomo Elimelech, president of the Company, dated July 10, 2013. I am responding to each of the comments in that letter as follows:

The disclosure in the amended Form 8-K has been revised to explain in detail the facts and circumstances underlying Crowe Horwath (Israel)’s inability to complete its review of the Company’s September 30, 2013 interim financial statements. This revision also explains about potential accounting issues for the year ended December 31, 2011. These revisions make clear that there were no disagreements or reportable events as discussed in Item 304(a) of Regulation S-K; it was simply a monetary issue.

Please contact me if you have any questions. Thank you.

Sincerely,

/s/ Brian F. Faulkner
Brian F. Faulkner

cc: Sam Shlomo Elimelech, Andain, Inc.